

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03053112

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Capital U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street West Suite 2101
(No. and Street)

Toronto (City) Ontario (State) M5J-2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bates 416-361-9667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - Warden Stephen
(Name – if individual, state last, first, middle name)

Commerce Court West Suite 3300
PO Box 31, Station Commerce Court, (Address) Toronto (City) Ontario (State) M5L 1B2 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Directors of Paradigm Capital U.S. Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Capital U.S. Inc. (the Company), for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

September 26, 2002



PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

July 31, 2002

Assets

Cash	$ 130,898
Deposit with regulators	4,535
	$ 135,433

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 9,228
Stockholder's equity:	
Capital stock (note 3):	
Authorized:	
Unlimited common shares	
Issued and outstanding:	
100 common shares, no par value	65
Additional paid-in capital	150,000
Accumulated deficit	(23,860)
	126,205
	$ 135,433

See accompanying notes to financial statements.

On behalf of the Board:

_______________________ Director

_______________________ Director

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Operations
(Expressed in U.S. dollars)

Year ended July 31, 2002

Income:	
Interest	$ 1,677
Expenses:	
NASD and registration fees	8,498
SIPC fees	167
Insurance	316
Audit fees	9,228
Bank service charges	85
	18,294
Loss before income taxes	(16,617)
Provision for income taxes (note 7)	–
Net loss for the year	$ (16,617)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended July 31, 2002

	Capital stock	Additional paid-in capital	Accumulated deficit	Total
Stockholder's equity, beginning of year	$ 65	$ 150,000	$ (7,243)	$ 142,822
Net loss for the year	–	–	(16,617)	(16,617)
Stockholder's equity, end of year	$ 65	$ 150,000	$ (23,860)	$ 126,205

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended July 31, 2002

Cash provided by (used in):	
Operating activities:	
Net loss for the year	$ (16,617)
Change in operating items:	
Security owned, at market value	123,925
Deposit with regulators	2
Accounts payable and accrued liabilities	9,228
Increase in cash	116,538
Cash, beginning of year	14,360
Cash, end of year	$ 130,898
Supplemental cash flow information:	
Income taxes paid	$ –
Interest paid	–

See accompanying notes to financial statements.

Paradigm Capital U.S. Inc. (the "Company") is incorporated under the Business Corporations Act (Ontario) and is registered as a broker-dealer in the United States with the Securities and Exchange Commission and is a member of The National Association of Securities Dealers. The Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Paradigm Capital Inc. (the "Parent"), a Canadian owned investment dealer and member of the Investment Dealers Association and The Toronto Stock Exchange. The Company was incorporated on February 10, 2000 and as at July 31, 2002 had not commenced operations. The Company commenced operations in August 2002.

1. Basis of presentation:

Continuing operations are dependent on continued financial support of the Parent as well as the Company's ability to attract and retain clients. These financial statements have been prepared on the basis that the Company will receive the continued financial support of the Parent and establish profitable operations.

2. Significant accounting policies:

These financial statements are prepared in accordance with United States generally accepted accounting principles.

(a) Translation of foreign currency:

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average exchange rates prevailing for the year except for amortizations of assets translated at historical exchange rates which are translated at the same exchange rates as the assets to which they relate.

(Expressed in U.S. dollars)

2. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(c) Securities transactions:

Securities transactions are recorded on a trade date basis.

3. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

4. Related party transactions:

Certain expenses of the Company amounting to $15,129 have been paid by the Parent and are not included in these financial statements.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under Rule 15c3-1, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined which shall not exceed 15 to 1. At July 31, 2002, the Company had net capital of $121,670, which was $21,670 in excess of its required net capital of $100,000.

6. Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

7. Income taxes:

For Canadian tax purposes, the Company files a stand alone tax return. At July 31, 2002, the Company had deferred tax assets which consisted of net operating loss carryforwards of $23,860 which expire in 2009. Management has recorded a 100% valuation allowance against the deferred tax asset. The benefit of those losses will be recognized as income is earned.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in U.S. dollars)

Year ended July 31, 2002

Total ownership equity from statement of financial condition	$ 126,205
Less non-allowable assets	4,535
Net capital	121,670
Minimum capital requirement	100,000
Excess net capital	$ 21,670
Aggregate indebtedness	$ 9,228
Ratio of aggregate indebtedness to net capital	0.08:1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of July 31, 2002, filed by the Company on Form X-17A-5.

Schedule 2 - Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

Year ended July 31, 2002

The Company is exempt under subsection K(2)(i) of Rule 15c3-3.